Exhibit 99.1

XTL Completed the Acquisition of
The Social Proxy and a Private
Placement of $1.5 Million

expands its IP portfolio to AI Web Data

The Social Proxy is a web data AI company
developing and powering an IP based platform
for AI & BI Applications at scale

Completed a Private Placement of $1.5 Million

RAMAT GAN, ISRAEL, Aug. 14, 2024 (GLOBE NEWSWIRE) -- August 14, 2024, XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) announced today it has completed the acquisition of THE SOCIAL PROXY Ltd. (the “Social Proxy”), an AI web data company, developing and powering a unique ethical, IP based, proxy and data extraction platform for AI and BI Applications at scale (the “Purchase Agreement”).

Pursuant to the Purchase Agreement, XTL acquired all of the issued and outstanding share capital of Social Proxy on a fully diluted basis (the “Transaction”) in exchange for the issuance by the Company to the shareholders of Social Proxy, by way of a private placement, such number of ADSs of the Company, representing immediately after such issuance, 44.6% of the issued and outstanding share capital of the Company and the payment of US$430,000 to the shareholders of Social Proxy.

In addition, as part of the Transaction, the shareholders of Social Proxy were issued additional warrants, which may only be exercised upon reaching certain financial measured milestones within a period of up to three (3) years from the closing of the Transaction.

Social Proxy will operate as fully owned subsidiary of XTL and its shareholders appointed two (2) representatives to the Company’s board of directors out of a total of up to seven (7) directors.

The Transaction, which was approved by the Company’s shareholders, is part of the Company’s strategy to expand its assets portfolio with high potential assets.

In addition and in order to support the growth of Social Proxy and the Company’s financial needs , the Company has consummated its previously disclosed investment of US$1,500,000 through a private placement that was approved by the shareholders.

Shlomo Shalev, CEO of XTL commented: “We are pleased to add Social Proxy into our asset portfolio. During the past months we have worked closely with Social Proxy team and believe that it will add great value to our company and shareholders. In our search for new IP based assets to acquire, we have identified the AI Web Data as a high growth market and we believe we acquired an excellent technology and team. The completion of the private placement of $1.5 million allows us to support and accelerate the growth of Social Proxy as well as to continue our ongoing activities.

Tal Kinger, CEO of Social Proxy commented: “We are very happy to become part of XTL and are confident that working with the XTL team and its management will accelerate our growth and value creation”.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The company has IP surrounding hCDR1 for the treatment of Lupus disease (SLE) and has decided, to explore collaboration with a strategic partner in order to execute the clinical trials. In parallel, the Company is actively looking to expand and identify additional IP based assets.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

About THE SOCIAL PROXY LTD.

Social Proxy is a web data AI company, developing and powering, a unique ethical, IP based, proxy data extraction platform for AI & BI Applications at scale.

The company self-developed, innovative, next-generation proxy technology with unlimited IPs, and 100x faster than any other solution at the market. It does not source other users’ IP and is a real ethical solution.

https://thesocialproxy.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether the Company will be able to successfully manage and integrate Social Proxy. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Email: info@xtlbio.com

www.xtlbio.com

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